December 22, 2011

Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Partners L.P.
Form 20-F for the year ended December 31, 2010
Filed March 1, 2011
File No. 001-33811

Dear Mrs. Cvrkel,

As outside counsel to, and on behalf of, Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s legal comments dated December 9, 2011 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Item 5. Operating and Financial Review and Prospects

Reconciliation of Adjusted EBITDA to Net Cash From Operating Activities, page 69

1.	We note your disclosure that Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. However, we also note your disclosure that Adjusted EBITDA is presented to provide additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. In light of these two disclosures, it is unclear whether you use Adjusted EBITDA as a non-GAAP performance measure or a non-GAAP liquidity measure. Please advise us how you primarily intend to use the Adjusted EBITDA non-GAAP financial measure. Also, please note that if you intend to use Adjusted EBITDA as a non-GAAP performance measure, it should be reconciled to net income. If your intention is to use Adjusted EBITDA as a liquidity measure, then your reconciliation to the most comparable GAAP measure should also include the presentation of all three major categories of the statement of cash flows. See Question 102.6 of the SEC’s Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. Please advise or revise future filings as appropriate.

December 22, 2011

Response: The Company acknowledges the Staff’s comment and has indicated that its intention is to use Adjusted EBITDA as a non-GAAP liquidity measure. In this regard, the Company will reconcile Adjusted EBITDA to the most comparable GAAP measure, and will include in such reconciliation presentation all three of the major categories of the statement of cash flows. For the Staff’s reference, the Company has provided a sample reconciliation (using its historical December 31, 2010 statement of cash flows) to reflect how it intends to present the reconciliation in its future filings whenever it uses Adjusted EBITDA as a liquidity measure. The sample reconciliation is attached as Appendix A.

Critical Accounting Policies

Impairment of Long-lived Assets, page 71

2.	Please consider expanding the Critical Accounting Policies section of your MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Response: The Company acknowledges the Staff’s comment and agrees that certain aspects of the Staff’s suggested disclosures would indeed be useful for investors. However, the Company respectfully submits that any such disclosures should be prepared on a basis that closely reflects the manner in which management evaluates vessels for acquisition and disposition as well as for impairment (assuming the occurrence of a triggering event). As a result, the Company believes that its disclosures would be most meaningful to investors if prepared on an aggregated basis taking into account the value of (1) the vessel, and (2) the value of the in-place charter (together, referred to as the “vessel asset group”) for the following reasons:

•

In general, the goal of a master limited partnership is to develop sustainable cash flow from long term agreements. For the Company, this is accomplished through long-term charters, which consequently, comprise a larger portion of the overall value of the vessel asset group, which further exacerbates the effects described below;

•

within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group. At all times, the value of the vessel itself is only part of the consideration; and

December 22, 2011

•

the value of the vessel and the value of the underlying charter move in opposite directions. When market rates decline, the value of the vessel would also decline. However, the value of an in-place charter would increase (or become less unfavorable) and, depending on the remaining term of the in-place charter, may entirely or substantially offset the decline in value for the vessel on a charter-free basis. To evaluate the excess of carrying value over the fair value of the vessel on a charter-free basis would project a larger loss than we would actually expect to realize upon disposition of the vessel asset group.

For the reasons set out above, the Company proposes to modify its future Annual Reports on Form 20-F to include the following additional disclosure within the Critical Accounting Policies section of its Operating and Financial Review and Prospects:

As of [Date], the Company owns and operates a fleet of [#] vessels, with an aggregate carrying value of $x.x million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of [Date], the carrying value of [#] of the Company’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $x.x million in aggregate (the unrealized loss). A summary follows:

	# Vessels		Excess of Carrying Value of Vessel over Estimated Fair Value of Vessel ($ millions)
Carrying value > estimated fair value*	[#	]	$	x.x
Estimated fair value > carrying value*	[#	]		N/A

	[Sum	]

*	Fair values and carrying values include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of [Date], the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

December 22, 2011

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

3.	We note from your table of entities and chartered-in vessels that are included in the consolidated financial statements, that it appears that you began consolidating JTC Shipping and Trading Ltd, an operating company, in March 2010. Please explain to us the nature and terms of the transaction in which this entity was acquired.

Response: JTC Shipping and Trading Ltd. (“JTC”) is solely a holding company, with no operations or financial statement disclosures. JTC was acquired in connection with the Company’s necessity to have a Maltese corporation act as a holding company with respect to the rights of the charter contract for a vessel, the Navios Aurora II.

Note 11. Borrowings, page F-20

4.	We note that during 2010 you amended your Credit Facility several times, including in December 2010 in which the amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that begins in February 2011. Please explain to us and revise the notes to your financial statements in future filings to disclose how you accounted for each of the 2010 debt modifications in accordance with ASC 470-50-40.

Response: During 2010, the Company accounted for each amendment to the revolving Credit Facility as a modification. In accordance with ASC 470-50-40-21.1a and 2b, since each amendment to the Credit Facility resulted in a greater borrowing capacity compared to the old Credit Facility. New costs incurred plus any unamortized deferred costs were deferred and amortized over the term of the amended arrangement.

In future filings, the Company will revise the notes to its financial statements and will include the following disclosure to clarify how the modifications were accounted for:

“During 2010 and in accordance with ASC 470-50-40-21, each amendment to the revolving Credit Facility resulted in a greater borrowing capacity and therefore, new costs incurred plus any unamortized deferred costs are deferred and amortized over the remaining term of the amended arrangement.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

December 22, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

      Todd E. Mason

APPENDIX A

In future filings, the Company will clarify that it uses Adjusted EBITDA as a non-GAAP liquidity measure and will also include the presentation of all three major categories of the statement of cash flows. A draft of the proposed table format for the Adjusted EBITDA reconciliation and the accompanying disclosure is included below:

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

Year Ended December 31, 2010
Net Cash from Operating Activities	$96,018
Net increase/(decrease) in operating assets	2,287
Net decrease/(increase) in operating liabilities	3,887
Provision for bad debts	—
Net interest cost	5,343
Deferred finance charges	(415)
Adjusted EBITDA	107,120

Net cash provided by operating activities	$96,018
Net cash used in investing activities	$(447,757)
Net cash provided by financing activities	$325,139

Adjusted EBITDA: Adjusted EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes plus non-cash compensation expense for the release of the obligation to acquire the Navios Bonavis. Adjusted EBITDA is presented because Navios Partners believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.